Free Writing Prospectus (To the Preliminary Prospectus Supplement dated March 7, 2013)	Filed pursuant to Rule 433 Registration Statement No. 333-180020

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated March 7, 2013

$650,000,000

5.70% Junior Subordinated Notes due 2053

Issuer:	Prudential Financial, Inc.

Anticipated Security Ratings:*	Moody’s: Baa3 S&P: BBB+ Fitch: BBB-

Securities:	5.70% Junior Subordinated Notes due 2053

Principal Amount:	$650,000,000

Over-allotment:	The underwriters may also purchase up to an additional $97,500,000 principal amount of notes at the public offering price minus the applicable underwriting commission within 30 days of the date hereof solely to cover over-allotments, if any.

Denominations:	$25 and integral multiples of $25 in excess thereof

Maturity Date:	March 15, 2053

Interest Rate and Interest Payment Dates:	5.70%, accruing from and including March 14, 2013, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2013.

Day Count Convention:	30/360

Optional Redemption at Par:	On or after March 15, 2018, the notes are redeemable, in whole or in part from time to time, at 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date, at the Issuer’s election.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	At any time prior to March 15, 2018, the notes are redeemable, in whole but not in part, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or rating agency event, the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the present value of a principal payment on March 15, 2018 and scheduled payments of interest that would have accrued from the redemption date to March 15, 2018 on the notes being redeemed, discounted to the redemption date on a semi-annual basis at a discount rate equal to the treasury rate plus 40 basis points, in each case, plus any accrued and unpaid interest to but excluding the redemption date or (ii) in the case of a regulatory capital event, 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest to but excluding the redemption date.

Offering Price:	$25.00 per note

Proceeds (after underwriting discount and before expenses) to the Issuer:	$630,152,262.50 (or $724,581,012.50 if the underwriters exercise their over-allotment option in full)

Pricing Date:	March 7, 2013

Settlement Date:	March 14, 2013 (T+5)

Listing:	Application is expected to be made to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	744320 706/ US7443207060

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited

*	The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897, by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or by calling UBS Securities LLC at (877) 827-6444 ext. 561 3884.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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